UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated July 12, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the “Companyˮ) hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that a meeting of the Company's Board of Directors has taken place, in which the four directors related to the family shareholders abstained from participating due to a potential conflict of interest, i.e., Mr. Raimon Grifols Roura, Mr. Victor Grifols Deu, Mr. Albert Grifols Coma-Cros and Mr. Tomás Dagá Gelabert. In this meeting, the Board of Directors unanimously adopted the following resolutions regarding the announcement of a possible transaction to be carried out jointly by the family shareholders and Brookfield (as reported to the National Securities Market Commission on 8 July 2024, hereinafter the “Transactionˮ).

1.	Establish a committee of the Board of Directors composed exclusively of independent directors, the purpose of which will be the ongoing monitoring of the progress of the Transaction and the presentation of proposals to the Board of Directors regarding resolutions that may need to be adopted in relation to it (hereinafter, the “Transaction Committeeˮ). The Transaction Committee will be composed of Mr. Íñigo Sánchez-Asiaín Mardones, who will chair it, Mrs. Montserrat Muñoz Abellana and Mrs. Anne-Catherine as members, and the Secretary and Vice-Secretary of the Board of Directors.

2.	Appoint and hire Latham & Watkins LLP as legal advisors for the non-conflicted directors and the Transaction Committee. A Representative of Latham & Watkins LLP will also form part of the Transaction Committee as legal advisor.

3.	Delegate to the Transaction Committee the task of hiring financial advisors in the context of the Transaction.

4.	Grant Brookfield access to evaluate certain information of the Company as part of the work aimed at the potential submission of a takeover bid for the Company's shares, subject to the signing of the corresponding confidentiality agreement.

It is also informed that two resignations have taken place: (i) Mrs. Claire Giraut, after having knowledge of the Transaction and considering she may not have the sufficient time to dedicate to the Board as will be needed at this extraordinary time and (ii) Mrs. Carina Szplika Lázaro (whose intention to resign had been announced before 7 July but had not taken effect until today), who has communicated in writing that, after having fulfilled her task by ensuring the implementation of the recent governance changes within the Company she has decided to focus on new professional challenges that require her full dedication. Therefore, it is informed that as soon as possible the Board of Directors will meet to reorganize the Committees and appoint a new Lead Independent Director, which will be communicated to the market as soon as the respective resolutions are approved.

In Barcelona, on 12 July 2024

Ms. Núria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 12, 2024